FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934

                           For the month of June, 2005

                           Commission File No. 1-08346

                                 TDK CORPORATION
                 (Translation of registrant's name into English)

            13-1, Nihonbashi 1-chome, Chuo-ku, Tokyo 103-8272, Japan
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:


Form 20-F        x               Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


Yes                              No              x


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934,the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                                        TDK Corporation

                                       (Registrant)





June 30, 2005
                                        BY: /s/ Michinori Katayama
                                            Michinori Katayama
                                            Corporate Officer
                                            General Manager
                                            Corporate Communications Department
                                            Administration Group




Contacts:
Nobuyuki Koike
TDK Corporation
Corporate Communications Dept.
Tel: (81)-3-5201-7102
E-mail; pr@mb1.tdk.co.jp
http://www.tdk.co.jp/tetop01/index.htm

                              FOR IMMEDIATE RELEASE

                         Receipt of correction notices
                  based on transfer pricing taxation in Japan

TOKYO JAPAN, June 30, 2005-----TDK Corporation (the "Company") today announces that, at about 4:30 p.m. on June 29 (yesterday), this Company received from the Tokyo Regional Taxation Bureau (Nihonbashi Tax Office) the correction notices for the five business years from the March 1999 Term through the March 2003 Term based on the transfer pricing taxation according to the Bureau's judgment that the prices in the transactions between this Company and its overseas subsidiaries are different from the arm's length prices.

The incremental income amount as a result of the correction determinations is approximately 21.3 billion yen and the total additional tax liabilities will be approximately 12 billion yen (a trial calculation) including the Corporation Tax, Enterprise Tax and Inhabitant Tax (the principal taxes and the additions to taxes).

This Company is unconvinced by the correction determinations and is going to file the request for reconsideration.

This Company have been using the arm's length prices set by taking into consideration the transaction stages, transaction scale, market and other differences on the basis of third party transaction prices. This Company and its overseas subsidiaries have sincerely coped with the transfer pricing taxation issues in a consistent manner and have been appropriately reporting and paying taxes.

This Company is not convinced that there is an adequate reason for the correction notices. It believes that it should be able to obtain a satisfactory resolution of the matter by having its position understood under the fair proceedings in the future.

Lastly, this Company is evaluating how the correction determinations will affect its accounts and will report the result of the evaluation as soon as it is finished.

                                    - more-




About TDK

TDK Corporation (NYSE: TDK) is a leading global electronics company based in Japan. It was established in 1935 to commercialize "ferrite," a key material in electronics and magnetics. TDK's current product line includes ferrite materials, electronic components, wireless computer networking products, magnetic heads for HDD, and advanced digital recording media. For more information about TDK, please visit http://www.tdk.co.jp/tetop01/index.htm



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